# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NMP Acquisition Corp., CIK 0002054876
CUSIP: G6375X104
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 555 Bryant Street, No. 590, Palo Alto, California (CA), 94301
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0002074415
Persons authorized to receive notices and communications: Melanie Figueroa, Chief Executive Officer, 555 Bryant Street, No. 590, Palo Alto, California (CA), 94301, (408) 357-3214

## Reporting persons
- Next Move Capital LLC (CIK 0002074415): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,288,333; sole dispositive power 0; shared dispositive power 3,288,333; aggregate amount beneficially owned 3,288,333 (22.8% of the class)
  Comment: Includes (i) 3,183,333 of the Issuer's (as defined below) Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer's Class A ordinary shares, $0.0001 par value, at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as more fully described under the heading "Description of Securities--Founder Shares and Private Placement Shares underlying the Private Placement Units" in the Issuer's registration statement on Form S-1 (File No. 333- 286985) and (ii) 105,000 Class A ordinary shares underlying units (each unit consisting of one Class A ordinary share of the Issuer and one right to receive one-fifth of one Class A ordinary share of the Issuer), acquired pursuant to a Unit Purchase Agreement (as defined below) by and between Next Move Capital LLC and the Issuer.
- Next Move Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 3,288,333; sole dispositive power 0; shared dispositive power 3,288,333; aggregate amount beneficially owned 3,288,333 (22.8% of the class)
  Comment: Includes (i) 3,183,333 of the Issuer's Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer's Class A ordinary shares, $0.0001 par value, at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as more fully described under the heading "Description of Securities--Founder Shares and Private Placement Shares underlying the Private Placement Units" in the Issuer's registration statement on Form S-1 (File No. 333- 286985) and (ii) 57,500 Class A ordinary shares underlying units (each unit consisting of one Class A ordinary share of the Issuer and one right to receive one-fifth of one Class A ordinary share of the Issuer), acquired pursuant to a Unit Purchase Agreement by and between Next Move Capital LLC and the Issuer.
- Melanie Figueroa: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,288,333; sole dispositive power 0; shared dispositive power 3,288,333; aggregate amount beneficially owned 3,288,333 (22.8% of the class)
  Comment: Includes (i) 3,183,333 of the Issuer's Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer's Class A ordinary shares, $0.0001 par value, at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as more fully described under the heading "Description of Securities--Founder Shares and Private Placement Shares underlying the Private Placement Units" in the Issuer's registration statement on Form S-1 (File No. 333- 286985) and (ii) 105,000 Class A ordinary shares underlying units (each unit consisting of one Class A ordinary share of the Issuer and one right to receive one-fifth of one Class A ordinary share of the Issuer), acquired pursuant to a Unit Purchase Agreement by and between Next Move Capital LLC and the Issuer.
- Nadir Ali: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,288,333; sole dispositive power 0; shared dispositive power 3,288,333; aggregate amount beneficially owned 3,288,333 (22.8% of the class)
  Comment: Includes (i) 3,183,333 of the Issuer's Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer's Class A ordinary shares, $0.0001 par value, at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as more fully described under the heading "Description of Securities--Founder Shares and Private Placement Shares underlying the Private Placement Units" in the Issuer's registration statement on Form S-1 (File No. 333- 286985) and (ii) 105,000 Class A ordinary shares underlying units (each unit consisting of one Class A ordinary share of the Issuer and one right to receive one-fifth of one Class A ordinary share of the Issuer), acquired pursuant to a Unit Purchase Agreement by and between Next Move Capital LLC and the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Name of issuer: NMP Acquisition Corp.
Address of issuer's principal executive offices: 555 Bryant Street, No. 590, Palo Alto, California (CA), 94301
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the Class A ordinary shares, par value $0.0001, of NMP Acquisition Corp., a Cayman Islands exempted company (the "Issuer") whose principal executive offices are located at 555 Bryant Street, No. 590, Palo Alto, CA 94301.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

Next Move Capital LLC ("Sponsor");
Next Move Partners LLC ("NMP"), as managing member of the Sponsor;
Melanie Figueroa, as Co-Managing Member of NMP; and
Nadir Ali, as Co-Managing Member of NMP.
Residence or business address: The Sponsor and NMP are organized under the laws of the State of Nevada. Ms. Figueroa and Mr. Ali are citizens of the United States of America. The address for the principal business office of each Reporting Person is 555 Bryant Street, No. 590, Palo Alto, CA 94301.
Present principal occupation or employment: Melanie Figueroa is the Chief Executive Officer of the Issuer and a co-managing member of NMP, the managing member of the Sponsor. Nadir Ali is the Chief Financial Officer of the Issuer and a co-managing member of NMP, the managing member of the Sponsor. The principal business of the Sponsor was to form the Issuer, invest in the securities of the Issuer, and assist the Issuer in connection with its initial public offering process and to find a business combination target.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Next Move Capital LLC - Nevada

Next Move Partners LLC- Nevada

Melanie Figueroa - United States

Nadir Ali - United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Founder Shares (as defined below) was $25,000. The aggregate purchase price of the Placement Units (as defined below) was $1,050,000. In each case, the source of these funds was the working capital of Sponsor, except for the purchase of the Placement Units, which aggregate purchase price of $1,050,000 included $150,000 that was paid through the reduction of the outstanding principal amount due under that certain promissory note by and between the Issuer and the Sponsor, dated as of December 31, 2024, as amended from time to time, by such amount.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

On January 13, 2025, the Sponsor acquired an aggregate of 3,833,333 Class B ordinary shares for $25,000, or approximately $0.0065 per share. Subsequently, on June 30, 2025, the Sponsor forfeited 650,000 Class B ordinary shares, resulting in the Sponsor holding a total of 3,183,333 Class B ordinary shares (the "Founder Shares"), of which up to 500,000 are subject to forfeiture to the extent the underwriters do not exercise their over-allotment option in connection with the Issuer's initial public offering (the "IPO"). The Founder Shares will automatically convert into shares of Class A ordinary shares at the time of the Issuer's initial business combination (the "Business Combination"), or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Placement Units

On June 30, 2025, pursuant to a Unit Purchase Agreement dated June 30, 2025 (the "Unit Purchase Agreement"), the Sponsor purchased 105,000 placement units (the "Placement Units") from the Issuer for an aggregate purchase price of $1,050,000. Each Placement Unit consists of one Class A ordinary share ("Placement Share") and one right to receive one-fifth of one Class A ordinary share of the Issuer (the "Placement Right"). The foregoing description of the Unit Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the "Letter Agreement") with other parties named thereunder on June 30, 2025, pursuant to which Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares and any Class A ordinary shares purchased during or after the IPO (the "public shares") in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares, and any public shares in connection with the completion of the Business Combination in connection with a shareholder vote to approve an amendment to the Issuer's amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer's obligation to allow redemption in connection with the Issuer's Business Combination or certain amendments to the Issuer's amended and restated memorandum and articles of association prior thereto or to redeem 100% of the Issuer's public shares if the Issuer does not complete the Business Combination within 18 months from the closing of the IPO (the "Combination Period") or (B) with respect to any other provision relating to the rights of the holders of Class A ordinary shares or pre-Business Combination activity and (iii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares and the Placement Shares if the Issuer fails to complete the Business Combination within the Combination Period, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete the Business Combination within the Combination Period.

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares and any public shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination (except that any public shares the Sponsor may purchase in compliance with the requirements of Rule 14e-5 under the Act would not be voted in favor of approving the Business Combination). If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Combination.

Further pursuant to the Letter Agreement, Sponsor has agreed not to transfer, assign or sell the Founder Shares and any Class A ordinary shares purchased during or after the IPO, as applicable, until the earlier of (i) six months after the date of the consummation of the Business Combination or (ii) the date on which the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 75 days after the Business Combination or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer's public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property subsequent to the completion of the Business Combination.

Pursuant to the Letter Agreement, Sponsor also has agreed that the Placement Units (including the underlying Placement Shares, Placement Warrants and the Class A ordinary shares issuable upon exercise of the Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination, subject to certain exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with the Sponsor on June 30, 2025. Pursuant to the Registration Rights Agreement, the Sponsor, as a holder of Founder Shares, Placement Units (including securities underlying such Placement Units), any shares of Class A ordinary shares issuable upon conversion of the Founder Shares, in the Registration Rights Agreement is entitled to make up to three demands that the Issuer offer such securities in an underwritten offering. These holders also have certain "piggy-back" registration rights with respect to certain underwritten offerings the Issuer may conduct. Further, the Issuer agreed to file a registration statement covering the registration of these securities within 30 days from the date it completes the Business Combination (or such later date agreed upon by the Issuer, the Sponsor and Maxim Group LLC).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer's board of directors (the "Board"), and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A ordinary shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of ordinary shares and percentage of ordinary shares are beneficially owned by each of the Reporting Persons, as well as the number of ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 14,403,333 ordinary shares outstanding as of July 8, 2025, which includes:

(i) 10,000,000 Class A ordinary shares included in the units issued in the IPO, (ii) 3,833,333 Founder Shares, (iii) 170,000 Class A ordinary shares included in the private placement units and (iv) 400,000 Class A ordinary shares issued to the representative of the underwriters of the IPO.

Reporting Person Next Move Capital LLC
Amount beneficially owned 3,288,333
Percent of class 22.8%
Sole power to vote or to direct the vote 0
Shared power to vote or to direct the vote 3,288,333
Sole power to dispose or to direct the disposition 0
Shared power to dispose or to direct the disposition 3,288,333

Reporting Person Next Move Partners LLC
Amount beneficially owned 3,288,333
Percent of class 22.8%
Sole power to vote or to direct the vote 0
Shared power to vote or to direct the vote 3,288,333
Sole power to dispose or to direct the disposition 0
Shared power to dispose or to direct the disposition 3,288,333

Reporting Person Melanie Figueroa
Amount beneficially owned 3,288,333
Percent of class 22.8%
Sole power to vote or to direct the vote 0
Shared power to vote or to direct the vote 3,288,333
Sole power to dispose or to direct the disposition 0
Shared power to dispose or to direct the disposition 3,288,333

Reporting Person Nadir Ali
Amount beneficially owned 3,288,333
Percent of class 22.8%
Sole power to vote or to direct the vote 0
Shared power to vote or to direct the vote 3,288,333
Sole power to dispose or to direct the disposition 0
Shared power to dispose or to direct the disposition 3,288,333
Number of shares as to which each person has sole or shared power to vote or dispose:
The securities reported above are held of record by Sponsor and consist of the Founder Shares, 500,000 of which are subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised, and the Private Placement Shares.

Melanie Figueroa and Nadir Ali are co-managing members of NMP, the managing member of the Sponsor. Consequently, Ms. Figueroa and Mr. Ali may be deemed to have beneficial ownership of the securities held of record by Sponsor.
Transactions in the class effected during the past sixty days: Neither of the Reporting Person has effected any transactions of the Issuer's Class A ordinary shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Unit Purchase Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

1. Joint Filing Agreement.
2. Letter Agreement, dated June 30, 2025, by and among the Issuer, its officers, its directors and the Sponsor (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed July 7, 2025).
3. Form of Registration Rights Agreement, by and between the Issuer and the Sponsor (incorporated herein by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed July 7, 2025).
4. Sponsor Units Purchase Agreement, dated June 30, 2025, by and between the Issuer and the Sponsor (incorporated herein by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed July 7, 2025).

## Signatures
- Next Move Capital LLC: /s/ Melanie Figueroa, Next Move Partners LLC/Managing Member (07/08/2025)
- Next Move Capital LLC: /s/ Melanie Figueroa, Melanie Figueroa/Co-Managing Member of Next Move Partners LLC (07/08/2025)
- Next Move Capital LLC: /s/ Nadir Ali, Nadir Ali/Co-Managing Member of Next Move Partners LLC (07/08/2025)
- Next Move Partners LLC: /s/ Melanie Figueroa, Melanie Figueroa/Co-Managing Member (07/08/2025)
- Next Move Partners LLC: /s/ Nadir Ali, Nadir Ali/Co-Managing Member (07/08/2025)
- Melanie Figueroa: /s/ Melanie Figueroa, Melanie Figueroa (07/08/2025)
- Nadir Ali: /s/ Nadir Ali, Nadir Ali (07/08/2025)